SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   June 30, 2005 – Q2 - Unaudited Financial Statements   and Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 BYRON GLOBAL CORP. (Formerly BYRON RESOURCES INC.)

       3903 – 2045 Lakeshore Blvd. West,  TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.

                                                                                                       (Registrant)

Date       August 11, 2005

By     “Ross McGroarty”

                                                                                         Ross McGroarty, Chairman, ASO

INTERIM FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(A Development Stage Company)

SIX MONTHS ENDED JUNE 30, 2005

(Stated in Cdn. Dollars)

- UNAUDITED -

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 BALANCE SHEETS

(Stated in Cdn. Dollars)

              June 30,

                                        December 31,

               2005

                                      2004

                                                                                                ASSETS

CURRENT ASSETS

Cash

        $

703

$

6,209

Accounts receivable

394

571

Marketable securities (Note 3)

128,409

222,695

129,506

229,475

CAPITAL ASSETS (Note 5)

1,446

1,668

         $

130,952

$

231,143

                                                                                                LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities

         $

25,213

$

25,711

Note payable (Note 6)

316,521

299,310

Due to shareholder (Note 7)

144,597

130,169

486,331

455,190

DEFICIT LESS CAPITAL STOCK

DEFICIT

(15,468,066)

(15,336,734)

CAPITAL STOCK

Authorized -

Unlimited number of common shares

Issued -

3,089,998 common shares

15,112,687

15,112,687

(355,379)

(224,047)

$

130,952

$

231,143

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

(Stated in Cdn. Dollars)

January 1,

2002 (Date of

Commencement

Three Months

Three Months

Six Months

Six Months

of Development

Ended

Ended

Ended

Ended

Stage) to

June 30,

June 30,

June 30,

June

June 30,

2005

2004

2005

2004

2005

EXPENSES

Administration and general

$4,349                        $6,712                    $10,553              $11,519          $213,233

Amortization                                            107                              149                          222                     310                 2,971

Consulting fees

-

-

   -

-                       155,837

Foreign exchange loss (gain)                   3,803                         7,456                          4,909              8,516             (160,248)

Interest                                                  9,115                         7,951                        17,768             15,134              226,233

Legal fees                                                501                        14,506                          3,592             16,381              114,465

OPERATING LOSS                                17,875                      36,774                         37,044              51,860            552,491

WRITE OFF OF RELATED

COMPANY                                                     -                             -                                  -                       -                  984,760

NET LOSS FOR THE PERIOD

$17,875                    $36,774                         $37,044            $51,860     $1,537,251

NET LOSS PER SHARE

$0.01                           $0.01                             $0.01                 $0.02

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

		Deficit	Deficit
		Accumulated	Accumulated	Accumulated
Number of		Prior to	During the	Other
Common		Development	Developme nt	Comprehensive	Stockholders'
Shares	Amount	Stage	Stage	Income	Equity
BALANCE, DECEMBER 31, 2004	3,089,998	$15,112,687	$(13,801,947)	$(1,500,207)	$(34,580)	$(224,047)

Other comprehensive loss	-	-	-	-	(67,276)	(67,276)

Net loss for the period	-	-	-	(19,170)	-	(19,170)

BALANCE, MARCH 31, 2005	3,089,998	15,112,687	(13,801,947)	(1,519,377)	(101,856)	(310,493)

Other comprehensive loss	-	-	-	-	(27,011)	(27,011)

Net loss for the period	-	-	-	(17,875)	-	(17,875)

BALANCE, JUNE 30, 2005	3,089,998	$15,112,687	$(13,801,947)	$(1,537,252)	$(128,867)	$(355,379)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Stated in Cdn. Dollars)

					January 1,
					2002 (Date of
					Commencement
	Ended	Ended	Ended	Ended	Stage) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004	2005
CASH FROM OPERATIONS
Net loss for the period	$(17,875)	$(36,774)	$(37,044)	$(51,860)	$(1,537,251)
Item not involving cash -
Amortization	107	149	222	310	2,971
Unrealized foreign exchange loss (gain)	3,803	7,456	4,909	8,516	(176,804)
Write down of related company	-	-	-	-	984,760
Consulting fee paid in common shares	-	-	-	-	150,000

	(13,965)	(29,169)	(31,913)	(43,034)	(576,324)
Change in -
Accounts receivable	313	11,772	177	10,803	6,809
Accounts payable and accrued liabilities	1,223	(8,734)	(500)	(6,715)	9,030
Notes payable	6,289	6,363	12,302	12,355	212,352

	(6,140)	(19,768)	(19,934)	(26,591)	(348,133)

FINANCING ACTIVITY
Advances by shareholder	4,702	19,950	14,428	24,614	144,597

INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	-	(257,276)
Purchase of capital assets	-	-	-	-	(4,417)
Advances to related company	-	-	-	-	(171,420)

	-	-	-	-	(433,113)

NET CHANGE IN CASH DURING THE PERIOD	(1,438)	182	(5,506)	(1,977)	(636,649)

CASH - BEGINNING OF PERIOD	2,141	1,243	6,209	3,402	637,352

CASH - END OF PERIOD	$703	$1,425	$703	$1,425	$703

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the period.

(g)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Limited and Bio-America Inc.

4.

FINANCIAL INSTRUMENTS

The carrying value of accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximates fair values due to the short-term maturity of these financial instruments.

5.

CAPITAL ASSETS

                                  March 31,

                                                                December 31,

                                                                                                                                           2005                                                                        2004

                                        Accumulated

                    Cost

                                        Amortization

                                            Net

                                                   Net

Computer equipment

$

3,640

$

2,554

$

1,086

$

1,270

Office equipment

   778

  418

  360

  398

$

4,418

$

2,972

$

1,446

$

1,668

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005

6.

NOTE PAYABLE

    8% convertible unsecured debenture in the amount of U.S $258,384 (2004 - U.S. $248,431) repayable on demand with no set repayment terms. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.

$

316,521

$

299,310

7.

DUE TO SHAREHOLDER

          2005

                           2004

8% promissory notes from a shareholder repayable on

   on demand with no set terms of repayment.

$

130,397

$

121,438

Accrued interest

14,200

  8,731

$

144,597

$

130,169

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE- Q2 June 30, 2005

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on August 12, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

August 12, 2005

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO

SUPPLEMENTARY FINANCIAL INFORMATION

BYRON GLOBAL CORP.

FOR THE SIX MONTHS ENDED JUNE 30, 2005

- UNAUDITED -

 BYRON GLOBAL CORP.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                                                                                                                            June 30,                            December 31,

                                                                                                                                              2005                                      2004

CASH

CIBC- Cdn.

$

505

$

6,014

CIBC- U.S.

49

49

CIBC- U.S. exchange

11

10

Securities Exchange Commission

138

136

$

703

$

6,209

ACCOUNTS RECEIVABLE

GST

$

394

$

571

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable

$

13,590

$

3,336

Auditing and accounting fees

11,621

22,375

$

25,211

$

25,711

              June 30,

                                       June 30,

              2005

                                       2004

ADMINISTRATION AND GENERAL EXPENSES

Audit and accounting

$

3,200

$

2,650

Bank charges and interest

     52

    93

Office and general

3,835

5,164

Telephone and fax

1,374

1,325

Transfer agent

2,092

2,287

$                  10,553

$       11,519